Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

October 18, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Ms. Barbara C. Jacobs

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2, as amended

File No. 333-135702

Dear Ms. Jacobs:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment 2 to the Form SB-2, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated September 21, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

FORM SB-2/A

General

Comment 1.

Pursuant to Rule 472 under the Securities Act an amendment filing must include copies marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Please see Rule 310 of Regulation S-T with respect to electronic filings of such marked copies. Marked copies facilitate our review of your filing. Please provide us a marked copy of the next amendment in order to facilitate our review.

Response 1.

The Company will comply with the Staff’s comment.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 2.

It appears that this prospectus relates at least in part to common stock underlying warrants. If so, please clearly disclose this fact. Please disclose how many shares of common stock being sold are currently issued and outstanding, and how many are underlying warrants or other convertible securities.

Response 2.

The Company has complied with the Staff’s comment by adding disclosure to the Cover Page of the prospectus.

Cover

Comment 3.

As there is no recognized public market for your common stock being registered, it does not appear that you can rely on Rule 457(c) to calculate the registration fee. Please register your offering and calculate your fee under the appropriate paragraph of Rule 457.

Response 3.

The Company has complied with the Staff’s comment and will rely on Rule 457(o) to calculate the fee.

Comment 4.

We note your statement in your calculation of registration fee table that the proposed maximum offering price is $0.40 per share. We further note your statement on the cover page that this is your initial public offering and that your common stock is not currently traded publicly. Because there is not yet a market for your common shares, you are required to price this offering. Please revise the outside front cover page of the prospectus to include the following language:

“The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Additionally, revise throughout your document to ensure that any reference to shares being offered at market price, is revised to refer to the initial price or range at which you will sell your shares. Finally, your registration fee should be calculated based upon this initial price (or maximum price of the range).

Response 4.

The Company has complied with the Staff’s comment.

Table of Contents

Comment 5.

Please ensure your table of contents correctly reflects the page number on which the corresponding disclosure can be found.

Response 5.

The Company has complied with the Staff’s comment.

Summary, page 5

Comment 6.

Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to quantify your net losses since inception. It appears from your Item 26 disclosure that many of the selling security holders received the shares being offered for their accounts in unregistered transactions on June 15 and October 31, 2005 and June 28, 2006. Revise your summary disclosure to highlight the material aspects of these unregistered offerings.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Response 6.

Since the Company issued the shares and warrants in many private offerings and received cash, services and assets in exchange for the shares in various combinations, the Company believes it would be difficult to summarize its offerings in a format appropriate for the Summary section.  In response to Staff comment 15,  the Company has added disclosure to the “Selling Shareholder Section” regarding its significant private placements.  Additionally, the footnotes to the Selling Security Holder table and the “Recent Sales of Unregistered Securities” section contain detailed disclosure about the private placements.  The Company has otherwise complied with the Staff’s comment.

Comment 7.

Please move the paragraph under the heading “Cautionary Statement Concerning Forward-Looking Statements” to a section of the prospectus not subject to the Plain English requirements of paragraph (d) of Rule 421.

Response 7.

The Company has complied with the Staff’s comment.

Risk Factors, page 6

Comment 8.

Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following “[w]e have a limited operating history and, therefore, it is difficult to evaluate our chance for success,” and “[i]f we do not manage our growth, we may not be successful.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could “adversely affect” your business, results of operations or financial condition, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers. Please also note that your fourth and sixth risk factors are identical. Revise to delete duplicative disclosure.

Response 8.

The Company respectfully believes that several of its Risk Factor headings already complied with the Staff’s comment.  The Company has revised certain Risk Factor headings to further convey a detailed risk.

Comment 9.

Please also review each risk factor to ensure that you have provided meaningful disclosure tailored to your specific company and financial position. Where possible, please provide quantitative as well as qualitative disclosure so that investors may better understand the magnitude of the risk you have disclosed. For example, expand the discussion in your first risk factor, which, as currently discussed, could pertain to any start-up company.

Response 9.

The Company has complied with the Staff’s comment.

We Rely on Two Customers…page 7

Comment 10.

Revise to quantify the amount of total sales contributed by each of your two named customers for all periods presented in the prospectus. If you are substantially dependent on any contracts or agreements with these customers, you should file such documents as exhibits to the registration statement.

Response 10.

The Company has complied with the Staff’s comment.  Additionally, the Company has filed as exhibits all material contracts with its customers.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

We face intense competition…page 8

Comment 11.

Revise to specifically discuss the geographic market in which you operate and the risk posed by the competitive environment of that market.

Response 11.

The Company has complied with the Staff’s comment.

We will incur increased costs as a result…page 20

Comment 12.

Revise to state whether or not you currently have an officer and director liability policy. In this regard, we note you do not mention such a policy in your Part II disclosure and no policy is filed as an exhibit to the registration statement.

Response 12.

The Company does not have a director and officer liability policy and has revised the Registration Statement accordingly.

Determination of Offering Price, page 11

Comment 13.

Revise your disclosure in this section in response to comment 4 above. Please also revise to provide the disclosure required by Item 505 of Regulation S-B, including the factors considered in setting the price at which the selling security holders will sell their shares and the factors considered in determining the exercise price of the warrants held by security holders. You should also disclose in this section whether your officers and directors participating in this offering purchased the shares being offered for their account a significant discount to the offering price.

Response 13.

The Company has complied with the Staff’s comment.

Dilution, page 11

Comment 14.

We note that you have issued in the past five years common stock to your officers and directors at prices as low as $0.001 per share. Please note that, as set forth in comment 4 above, you will need to provide a price range at which you will initially offer the securities. Unless you intend to set the price range at $0.001 per share or lower, please provide the price(s) at which you issued the common stock to your officers, directors and affiliated persons.

Response 14.

The Company has complied with the Staff’s comment.

Selling Security Holders, page 11

Comment 15.

As noted in comment 6 above, it appears that many of your security holders received the shares being offered for their accounts from three or four unregistered offerings. If true, revise to provide the material terms of the unregistered offerings, including the dates the transactions took place, the number of participants in each transactions, the price per share at which the securities were issued and the total number of shares or warrants issued in each transaction. For ease of comprehension, please provide this information in one place rather than, or in addition to, in the footnotes of the selling security holders’ table.

Response 15.

The Company has complied with the Staff’s comment.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 16.

Please note that the address of each selling security holder is not required to be included in the prospectus and makes your table excessively long. Consider revising to remove excess, non-material information from the prospectus. We also note in several security holders (e.g., Nancy Bailey) are listed more than once in the table. Please revise to ensure that each security holders is listed only once and all shares beneficially owned and offered are aggregated for each selling security holder.

Response 16.

The Company has revised the Selling Shareholder Table to delete the addresses.  The Company respectfully notes that each selling shareholder is unique, however, in some cases, names may repeat because the share certificate was issued to an entity such as a trust and the person listed is the trustee of the trust.

Plan of Distribution, page 19

Comment 17.

Revise to state that selling security holders will sell at a fixed price for the duration of the offering or until a public market for your securities is established.

Response 17.

The Company has complied with the Staff’s comment.

Comment 18.

Please confirm that Tootie Pie Company and the selling security holders are aware of CF Tel. Interp. A.65.

Response 18.

The Company confirms that the selling security holders and the Company are aware of CF Tel. Interp. A.65.

Directors, Executive Officers, Promoters and Control Persons, page 21

Comment 19.

Revise to disclose the specific business experience of each named executive officer and director during the last five years. In this regard, you should be specific in the name of each place of employment and the length of time each position was held. See Item 401(a)(4) of Regulation S-B.

Response 19.

The Company has complied with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 23

Comment 20.

It is unclear what you mean by shares owned by Ms. Keese are “attributable” to Ms. Feagan and vice versa. Please revise to clarify the relationship between the shares held by Ms. Feagan and Ms. Keese.

Response 20.

Ms. Feagon and Ms. Keese are mother and daughter.

Description of Securities, page 23

Comment 21.

Revise to state whether or not you have paid dividends on your common stock in the past or intend to make such payments in the future.

Response 21.

The Company has complied with the Staff’s comment.

Interests of Named Experts and Counsel, page 24

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 22.

You state that “except as noted otherwise herein” no disclosure pursuant to Item 509 of Regulation S-B is required. Revise to cross-reference to the exact location where such required disclosure is noted elsewhere in the prospectus, or delete this phrase if it is inapplicable.

Response 22.

The Company has complied with the Staff’s comment

Description of Business, page 25

History, page 25

Comment 23.

Revise here, or in an appropriate section of the prospectus, to disclose the material terms of the September 2005 acquisition of the Tootie Pie business from Ms. Feagan. In addition, please file any written agreements relating to this acquisition. Please also file the non-compete agreements that you have with Ms. Feagan and Ms. Keese. Note that Item 601(b)(10) of Regulation S-B requires the filing of every material contract not made in the ordinary course of business that was entered into in the two years before the filing of the registration statement.

Response 23.

The Company respectfully notes, as already disclosed in the History section, that it purchased certain assets from Ms. Feagan and the Company has already listed the material assets.  The Company did not buy the Tootie Pie business.  The Company will file the material agreement as an exhibit to the SB-2 in a subsequent amendment.

Market Overview, page 25

Comment 24.

We note your references to statistical data from third part sources. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite is believed to be publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information.

Response 24.

The Company will send the reference articles and reports to the Staff supplementally.  The referenced material is available for free on the internet.

Comment 25.

The usefulness of the third party statistics to potential investors’ understanding of your business is unclear. Your first statement refers to “The Frozen Pie category” without putting that term into the context of your business and the industry within which you operate. Are these large four frozen pie brands really your most direct competitors? Do you compete with them in all the markets in which you operate? We note, for example, the discussion on pages 27-28, where you state that you compete against “small and medium size bakeries” as well as the large companies, and that your prices are comparable to your competitors in the “higher end dessert market.” Consider revising your overview section to clarify the exact markets in which you compete and your relative size within those markets.

Response 25.

The Company has complied with the Staff’s comment.

Products, page 25

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 26.

You state your products are “high quality, handmade pies.” Revise your disclosure to describe why you believe your pie is of a “higher quality” than your competitors’ pies in order to provide potential investors some context in which to evaluate your statements.

Response 26.

The Company respectfully notes that it does not make the claim that its pies are of “higher quality” than its competitors.  The Company explains throughout the “Business” section why it believes it produces high quality pies.  The Company respectfully believes no further disclosure is necessary.

Customers, page 26

Comment 27.

Revise to name any customers who account for more than 10% of your total revenues. If you are materially dependent upon any customers or suppliers, you should file all agreements or understandings with such customers or suppliers are exhibits to the registration statement.

Response 27.

The Company has complied with the Staff’s comment.

Management Discussion and Analysis or Plan of Operation, page 29

Comment 28.

Consider including an “Overview” discussion to provide management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. What factors does management look at in assessing the strength and weakness of your business? What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

Response 28.

The Company has complied with the Staff’s comment.

Comment 29.

This section should be revised to contain a clear description of both your changes in financial condition and results of operations and your prospects for the future. This discussion should include qualitative and quantitative factors necessary to evaluate your company. While we note your assertion that the “predecessor business” is not comparable to your current business, your basis for such assertion is unclear. Both your current business and the predecessor business included the production and sale of pies. Therefore you should revise your discussion to provide the disclosure required by Item 303(b) of Regulation S-B. Please revise.

Response 29.

The Company respectfully notes that the predecessor business, while in the same industry, was extremely different from the current business in scope, prospects, asset size, employee depth, funding, manufacturing capability and virtually every other metric possible.  The Company respectfully believes that the predecessor financials are not only of very limited use but potentially misleading to investors.  For example, revenues, assets, cost of sales and expenses all increased because the current business is completely different from the predecessor business.  Investors might mistakenly believe that current management was responsible for the increases when, in fact, the increases occurred because the assets changed hands between two unrelated entities.  The Company respectfully believes that investors use the disclosure in this section to predict the Company’s potential for future performance.  Investors might mistakenly believe that the sharp increase in revenues and

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

other line items in the income statement could be repeated in future periods or that the difference between the two periods has some predictive value for the on-going Tootie Pie business when, in fact, the numbers have virtually no predictive value because the assets changed hands between two completely different entities.

Comment 30.

Please note that your disclosure in this section should be management’s “discussion” of both your results of operations and your current liquidity position. Your current disclosure is merely a repetition of information easily discernable from the face of your balance sheet and statement of cash flows. Revise your disclosure to discuss known or expected trends in your business and results of operations that will enable potential investors to better understand and assess your financial condition.

Response 30.

The Company has complied with the Staff’s comment.

Liquidity and Capital Resources, page 32

Comment 31.

Revise to clarify your disclosure that “between March 31, 2006 and June 30, 2006, [you] raised an additional $295,650 in equity.” It appears that you received proceeds from the unregistered sale of equity securities. Did you undertake a private placement of securities? Please advise.

Response 31.

The Company confirms that it received the proceeds referenced by the Staff from a private placement of securities.  The Company respectfully notes that the sales of unregistered securities are detailed in Part II of the Registration Statement. The Company has revised the Liquidity and Capital Resources section with respect to the period from June 16, 2006 to the period ended March 31, 2006 to respond to the Staff’s comment.

Comment 32.

Expand this section to indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your planned operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.

Response 32.

The Company has complied with the Staff’s comment.

Financial Statements

Statement of Changes in Stockholders’ Equity, page F-4

Comment 33.

We note that the Company issued 270,800 shares of common stock in exchange for consulting services during the period from inception to March 31, 2006, which you valued at $31,296 or approximately $0.12 per share. We further note your issuance of 20,000 shares of common stock in exchange for services during the three months ended June 30, 2006, which you valued at $4,000 or approximately $0.20 per share. With regards to these issuances, please provide a schedule that supports the amounts provided in your Statement of Changes in Stockholders’ Equity and includes the following:

▪

The date of grant;

▪

The name of the grantee and the grantee’s relationship to the Company;

▪

The reason for the grant (i.e., describe the services provided);

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

▪

The number of shares granted;

▪

The deemed fair value of underlying shares of common stock;

▪

The total amount of expense related to the grant and the magnitude and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response 33.

The Company has complied with the Staff’s comment.  The information requested by this comment is included in Schedule #1 attached to this response.  During the Company’s preparation of this schedule, it became evident that one issuance of 10,000 common shares was improperly valued.  This has been corrected, resulting in an increase to compensation expense, and additional paid-in capital of $1,200 as of March 31, 2006.

No additional issuances of common stock for services have occurred since June 30, 2006 until the date of this letter.

Comment 34.

Provide us with objective evidence that supports your determination of the fair value of the common stock at each grant as indicated in the above schedule. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In this regard, we note that around the same time you issued shares in exchange for services, the Company sold common stock for cash at amounts greater than the value assigned to such shares. Please explain and include in your response an explanation of your accounting for the warrants issued in connection with the cash sales of common stock. If you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Describe the significant intervening events within the Company that explains the changes in fair value of your common stock up to the filing of the registration statement. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.

Response 34.

Management considered the AICPA Practice Aid, Valuation of Privately-Held –Company Equity Securities Issued as Compensation, in determining its estimated fair market value of stock given for services.  Given the limited history of the Company, and few, if any similarly positioned trading companies, the Company believes that enterprise valuations based on either the market or income methodology would not be appropriate.  The Company is in its early stages and limited progress has been made on its business plan.  There is no reasonable basis for estimating the timing and amount of any common equity return.  Accordingly, the Company based the valuation on a combination of the Company’s recent private placement sales of common stock, and the current-value method as discussed in the Practice Aid.

At inception, the Company issued 2,050,000 common stock shares to its founders.  Through March 31, 2006, the Company issued 2,072,000 shares of common stock, raising a total of $492,300 at an average price of $0.24 per share in its private placement transactions.   Accordingly, the private placement shares were effectively diluted by 50%

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

immediately following issuance.  Each of these private placement common stock shares had attached two warrants for the purchase of additional shares of common stock (at $0.50 and $1.00 per share).  In addition, the Company had a book value per share ranging from approximately $0.12 per share immediately following the private placement to $0.08 per share as of March 31, 2006.

The Company believes the valuation of the common stock given for services from inception to March 31, 2006 at $0.12 per share is reasonable based on these facts and circumstances.

During the three month period ended June 30, 2006, the Company issued an additional 915,000 shares of common stock raising a total of $295,650 at an average price of $0.32 per share.  Each of these private placement common stock shares also had attached two warrants for the purchase of additional shares of common stock (at $0.50 and $1.00 per share).  Accordingly, the valuation of the stock issued for services during this period was increased by $0.08 per share from $0.12 per share to $0.20 per share.

The valuation of the warrants attached to the common stock and issued in the private placements is included as a component of additional paid-in capital and is not separately reported in the financial statements.

The Company understands and appreciates that an independent valuation of the Company could be performed, and the resulting valuation could be somewhat more or less than Management’s estimates.  However, the Company believes that its estimates are reasonable based on the actual book values of the common stock on the date of the transactions and the private placement issuances (with an immediate almost 50% dilution) which occurred in the same time frames.  The Company also believes that a third party valuation would be extremely subjective given the limited operating history of the Company.

Note 2 – Purchase of Certain Assets, page F-9

Comment 35.

We note that the Company allocated $41,000 of the purchase price to intangible assets – recipes. Revise to include the disclosure requirements of paragraphs 44 and 45 of SFAS 142 as they relate to this intangible asset.

Response 35.

The Company has complied with the Staff’s comment.  The disclosures required by SFAS 142, paragraphs 44 and 45, have been included in Note 1, Intangible Assets, and Note 2 to the audited financial statements.

Comment 36.

We note from your disclosures on page F-9 that the Company purchased the rights, recipes, customer lists and certain equipment for $50,000 in cash. Your disclosures under Recent Sales of Unregistered Securities indicate that the Company issued 400,000 shares of common stock to Bobbie Keese and 220,000 shares of common stock to Ruby Feagan as “part of the purchase price for Tootie Pies.” Tell us how you valued these shares and provide objective evidence that supports the valuation of such shares. Also, tell us how you accounted for such shares in the determination of the purchase price of Tootie Pies pursuant to SFAS 141.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Response 36.

The rights, recipes, customer lists and certain equipment was purchased for $50,000 cash plus the issuance of 600,000 shares of common stock (400,000 shares to Bobbie Keese and 200,000 to Ruby Feagan).  The 600,000 shares of common stock was valued by management at $72,000 or $0.12 per share (please refer to the Company’s response to #34 above), resulting in a total purchase of $122,000.  This amount was allocated $9,000 to the plant and equipment and $113,000 to recipes, which is being amortized straight-line over a 7 year period.

The Company has adjusted the financial statements to properly reflect this additional purchase price of $72,000 (such shares were originally misclassified with the initial capitalization of the Company).

Note 4 – Stockholders’ Equity, page F-10

Comment 37.

We note that the Company granted 200,000 of stock options during the period from inception to March 31, 2006 with a weighted average exercise price of $0.12 per share. Your disclosures in Note 1 indicate that the Company accounted for these options using the intrinsic value method of APB Opinion No. 25 and no stock-based compensation expense was recognized as the exercise price was equal to or greater than the underlying common stock on the date of grant. Provide a schedule of the options granted to date that includes the following:

▪

The date of grant;

▪

The name of the grantee and the grantee’s relationship to the Company;

▪

The reason for the grant;

▪

The number of options granted;

▪

The exercise price;

▪

The deemed fair value of underlying shares of common stock;

▪

Provide objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant. This analysis should be similar to the Staff’s request as indicated in our comment above under Statement of Changes in Stockholders’ Equity.

Continue to provide us with updates to the requested information for all options granted subsequent to this request through the effective date of the registration statement.

Response 37.

On December 31, 2005, the Company granted 200,000 options with an exercise price of $0.12 per share to certain of its officers.  It is Management’s opinion that the exercise price of $0.12 per share equaled the fair market value of the stock on the date of grant.  Please refer to the Company’s response to #34 above.  The Company has complied with the Staff’s comment and attached schedule #2 as requested by the Staff.

No additional options have been granted to date.  The Company will update the Staff if additional options are issued.

Comment 38.

We note that the Company adopted SFAS 123R on April 1, 2006. Your disclosures on page F-10 indicate “See the discussion in Note 1 for the expected impact to the Company of options currently outstanding”, yet there do not appear to be any disclosures in Note 1 to this regard. Please explain or revise accordingly. Disclose the method used to adopt SFAS 123R (i.e., modified prospective or modified retrospective). Also, include the disclosure requirements of paragraphs 64, 84, and A240-242 of SFAS 123R, as applicable.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Response 38.

The Company has complied with the Staff’s comment.  The Company has revised to include in Note 1, Stock Based Compensation, the requested information.

General

Comment 39.

We note that the Consent of Independent Registered Public Accounting Firm does not consent to the incorporation by reference of your independent auditors report on the predecessor financial statements for the period of January 1, 2005 to September 9, 2005 and the year ended December 31, 2004. Please explain or revise to include the incorporation of such financial statements in your consents.

Response 39.

The Consent of Independent Registered Public Accounting Firm has been revised to include their consent to the incorporation by reference of the auditors report on the Predecessor Business financial statements.  A revised consent is attached to this submission.

Part II

Item 26. Recent Sales of Unregistered Securities

Comment 40.

We note your disclosure that shares were issued to various individuals for “services rendered.” Please revise to state the nature of the services rendered and the value of such services for each unregistered issuance of securities.

Response 40.

The Company has complied with the Staff’s comment.

Signatures

Comment 41.

Please revise to disclose the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions. See the Instructions to Form SB-2.

Response 41

The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Schedule 1
Response to Comment #33

Tootie Pie Company, Inc.

Date	Grantee	Relationship to Company	Reason for Grant	Number of Shares	Deemed Fair Value	Expense Recorded	Timing of Exp Recognition

10/21/2005	Scott Mayer	Consultant	Marketing consulting	10,000	1,200	1,200	12/31/2005
12/31/2005	Aaron Patterson	Employee	Christmas bonus	12,500	1,500	1,500	12/31/2005
12/31/2005	Ragan Patterson	Employee	Christmas bonus	12,500	1,500	1,500	12/31/2005
12/31/2005	Wes Wilson	Consultant	Website design	40,000	4,800	4,800	12/31/2005
12/31/2005	Cathy Merrill	Employee	Christmas bonus	25,000	3,000	3,000	12/31/2005
12/31/2005	Nancy Bailey	Employee	Christmas bonus	25,000	3,000	3,000	12/31/2005
12/31/2005	Ruby Feagan	Employee	Christmas bonus	20,000	2,400	2,400	12/31/2005
12/31/2005	Kim Lee	Employee	Christmas bonus	20,000	2,400	2,400	12/31/2005
12/31/2005	Micha McClelland	Employee	Christmas bonus	500	60	60	12/31/2005

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

12/31/2005	Caitlin Reynolds	Employee	Christmas bonus	500	60	60	12/31/2005
12/31/2005	Jordan Dennis	Employee	Christmas bonus	500	60	60	12/31/2005
12/31/2005	Jeanie Larson	Employee	Christmas bonus	500	60	60	12/31/2005
12/31/2005	Sarah Zachery	Employee	Christmas bonus	1,000	120	120	12/31/2005
12/31/2005	Kelsey Howard	Employee	Christmas bonus	300	36	36	12/31/2005
12/31/2005	Susan Barr	Employee	Christmas bonus	200	24	24	12/31/2005
12/31/2005	Daniel Brown	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Taylor Tomlin	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Lindsey Harkrider	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Katie Harkrider	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Kelly Nash	Employee	Christmas bonus	500	60	60	12/31/2005
12/31/2005	Kim Krause	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Nich Hearn	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Whitney Hearn	Employee	Christmas bonus	100	12	12	12/31/2005
12/31/2005	Daniel Brennan	Employee	Christmas bonus	100	12	12	12/31/2005

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

2/25/2006	Mary Scott	Employee	Christmas bonus	1,000	120	120	2/25/2006
2/28/2006	Tony Diamond	Consultant	Marketing consutling	100,000	12,000	12,000	2/28/2006

Total Issuances for Services Inception to March 31, 2006				270,800	32,496

6/28/2006	Dr. Raymond Armstrong	Board of Director & PPM Investor	Compensation for serving as a Board of Director for Tootie Pie Co.	10,000	2,000	2,000	6/28/2006
6/28/2006	Chris Keese	Board of Director & PPM Investor	Compensation for serving as a Board of Director for Tootie Pie Co.	10,000	2,000	2,000	6/28/2006

Total Issuances for Services April 1, 2006 to June 30, 2006				20,000	4,000

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Schedule 2
Response to Comment #37
Tootie Pie Company, Inc.

Date	Grantee	Relationship to Company	Reason for Grant	Number of Shares Optioned	Exercise Price	Computed Fair Value - Black Sholes
12/31/2005	Don Merrill, Jr.	Chairman and President/CEO	Part of compensation for services rendered	50,000	$.12 per share	$.06 per share
12/31/2005	David Patterson	Treasurer/CFO	Part of compensation for services rendered	50,000	$.12 per share	$.06 per share
12/31/2005	Jeff Bailey	Vice President of Corporate Development	Part of compensation for services rendered	50,000	$.12 per share	$.06 per share
12/31/2005	Bobbie Keese	Vice President of Baking Operations	Part of compensation for services rendered	50,000	$.12 per share	$.06 per share

Total Options Issued as of March 31, 2006 and June 30, 2006				200,000